Acacia Diversified Holdings, Inc
13575 58th Street North - #138
Clearwater, FL 33760

March 22, 2016

Via EDGAR

Mr. John Stickel
C/o Ms. Susan Block
Attorney-Advisor
Office of Transportation and Leisure
Securities and Exchange Commission
Washington, DC 20549

Re: Acacia Diversified Holdings, Inc.
Schedule 14C
Filed January 20, 2016
File No. 001-14088
Form 8-K
Filed January 19, 2016
File No. 001-14088

Dear Mr. Stickel:

In response to the Commission’s correspondence dated February 12, 2016, Acacia Diversified Holdings, Inc. (the “Registrant”) offers the responses contained herein. The Registrant acknowledges that it is responsible for the adequacy of the disclosure in this correspondence and the Revised Preliminary Information Statement on Schedule 14C. Moreover, Registrant further acknowledges that any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the aforementioned filing. To such extent, the Registrant is aware that it may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Schedule 14C

General

1.  We note that your preliminary information statement relates to the approval by written consent of, among other items, an Asset Purchase Agreement and the issuance of 2,474,850 shares of common stock to fund the asset acquisition. As such, please revise your preliminary information statement to provide the disclosure required by Schedule 14A regarding the transaction, including disclosure under Items 11, 13 and 14. See also Note A to Schedule 14A. In particular, we note that the historical and pro forma financial information and other information about the parties to the transaction must be included, as the company does not appear to be eligible to incorporate financial statements or other information by reference into the Schedule 14C pursuant to Item 14(e) of Schedule 14A.

Response:

The Company has added disclosures required under Items 11,13, and 14 of Schedule 14A, including historical information, pro forma financial information, and other information about the parties to the 14C.

The Company has identified each instance of incorporation by reference and has replaced each with the disclosures required under Schedule 14C.

2.  Pursuant to the disclosure in Form 8-K filed on January 19, 2016, and Exhibit 10.10 to that 8-K, it appears that you have already taken all of the actions approved by the shareholder consent. Please provide us your analysis as to how this is consistent with Rule 14c-2(b) under the Exchange Act, which provides that the information statement shall be sent or given at least 20 calendar days prior to the earliest date on which the corporate action may be taken. In your response, please provide us with a timeline of the date you entered into the asset purchase agreement and clarify to us if the acquisition has been completed. We may have further comment once we review your response.

Response:

The Company, upon guidance of prior counsel, believed it was proper to file the pre14C on the date of closing of the transaction or as soon thereafter as possible.  The Company further understood that the transaction would automatically become finalized 20 days after filing of the pre-14C, the votes required to give effect  under Texas law were been properly obtained and certified.

We have therefore amended the 14C to ask for ratification and confirmation at the annual shareholders meeting.

The history of the transaction is as follows. On September 1, 2015 the Company commenced discussions with MariJ Group regarding a possible acquisition of the assets of MariJ Group. The MariJ Group of Companies consisted of: (i) MariJ Agricultural, Inc., a Florida corporation (“MariJ”); (ii) Canna-Cures R&D, LLC, a Florida limited liability company “Canna-Cures”); (iii) TropiFlora LLC, a Florida limited liability company (“TropiFlora”); and, (iv) JR Cannabis Industries LLC, a Florida limited liability company (“JR Cannabis”). The Company later exercised its option to rescind and exclude the acquisition of the TropiFlora unit, which carried only minimal assets.

On December 2, 2015 the parties executed a letter of intent to enter into the asset purchase agreement.  On December 8, 2015 the parties executed a revision to the Letter of Intent in which certain terms were updated to reflect additional understandings, and the parties subsequently agreed to a closing date in January . The amended Letter of Intent was entered into in December 2015 to extend the deadline for closing until after January 1, 2016. We did this in order to have the year end financials of all companies coordinated. We have included those financials, together with the consolidated pro forma financials, in this filing.

On January 15, 2016 the Company acquired the assets of the MariJ Group in accordance with the Asset Purchase Agreement by the parties. The transaction was approved by a the Board, which consists of a majority of the shareholders of the Company (the “Voting Shareholders”), by written consent. On January 19, 2016 the Company filed a Current Report on Form 8-K describing the events relating to the acquisition transactions.   That document is also available for viewing on the Company’s website at http://www.acacia.bz/sec/sec.htm and on the SEC website at:
https://www.sec.gov/Archives/edgar/data/1001463/000155723416000395/0001557234-16-000395-index.htm

Further, on February 10, 2016 the Company filed a Definitive Proxy Statement on Form DEF 14A, which contained detailed information regarding the acquisition transaction and related matters.

On February 12, 2016 the Company filed its Annual Report for the year ended December 31, 2015 on Form 10-K in which it gave substantial detail to the subsequent events regarding the acquisition transaction and matters relating thereto.

3.  Please provide the information required by Item 403 of Regulation S-K, as required by Item 6(d) of Schedule 14A, which applies to you per Item 1 of Schedule 14C.

Response:

The Company has added disclosures required by Item 403 of Regulation S-K as required by Items 6(d) of Schedule 14A.

4.  Since the solicitation relates to the election of directors, please provide all of the information required by Item 7 of Schedule 14A, which applies to you per Item 1 of Schedule 14C.

Response:

The actions were taken by unanimous written consent of the board of directors and not by shareholder vote.  The election of directors is a matter incorporated into the Company’s DEF 14A filed on February 10, 2016 relating to the Company’s upcoming Annual Meeting of Shareholders to be held on April 22, 2016. We have amended the 14C to include ratification and confirmation of these actions.

The Company has identified each reference to the shareholder vote of the directors in the 14C and has eliminated it, instead making reference to the upcoming election of directors to be held at its Annual Meeting of Shareholders.

The Company has added disclosures required under Item 1 of Schedule 14C to the section entitled "Directors, Corporate Governance and Executive Officers”.

5.  Please provide the information required by Item 402 of Regulation S-K, as required by Item 8 of Schedule 14A, which applied to you per Item 1 of Schedule 14C.

Response:  The Company has now included the appropriate pro forma financial information in the 14C.

Documents Incorporated by Reference, page 4

6.  We note that you have attempted to incorporate certain information by reference. Please be advised that information may be incorporated by reference only in the manner and to the extent specifically permitted by the items of Schedule 14A. Refer to Item 1 of Schedule 14C and Note D to Schedule 14A and revise this section so that it comports with the item requirements or advise.

Response:  The Company, upon direction of its prior counsel who prepared the document, incorporated certain information by reference.  The Company has now identified each instance of incorporation by reference and has replaced each with the disclosures required under Schedule 14C

Form 8-K

General

7.  Based on your filing history, it appears that you were a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934 immediately before the transaction with MariJ Agricultural, Inc. As disclosed in your Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, you sold all of your businesses on June 29, 2015, and since then were without revenue-producing operations. Please amend your Form 8-K to include all of the information that would be required if the company were filing a general form for registration of securities on Form 10 under the Securities Exchange Act of 1934. Refer to Item 2.01(f) of Form 8-K. Alternatively, please provide us with detailed facts and analysis demonstrating that you were not a shell company immediately before the transaction with MariJ Agricultural, Inc.

Response:

Amendments to the Form 8-K, including the required financial information, will be submitted under separate cover.

Yours very truly,

/s/ Rick Pertile

                                                                        Rick Pertile, President

Charles W. Barkley, Esq.
Attorney for Acacia Diversified Holdings, Inc.